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                                                                     EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANTS

Louisville Gas and Electric Company (a Kentucky corporation), LG&E Capital Corp. (a Kentucky corporation), LG&E Power Inc. (a Delaware corporation), LG&E Power Operations Inc. (a California corporation), LG&E Energy Marketing Inc. (an Oklahoma corporation), and LG&E International Inc. (a Delaware corporation) are significant subsidiaries of LG&E Energy Corp. Louisville Gas and Electric Company and LG&E Capital Corp. are wholly-owned direct subsidiaries of LG&E Energy Corp. LG&E Power Inc. and LG&E International Inc. are wholly-owned direct subsidiaries of LG&E Capital Corp., and LG&E Energy Marketing Inc. and LG&E Power Operations are wholly-owned direct subsidiaries of LG&E Power Inc.

LG&E Energy Marketing Inc., together with one subsidiary operating in the United States, markets and brokers electric power and natural gas in the United States. LG&E Power Operations, together with approximately 18 subsidiaries operating in the United States, operates and maintains domestic power generation facilities. Approximately twenty-seven other subsidiaries of LG&E Power Inc. (26 operating in the United States and one operating in Canada) together are involved in the gathering, processing, storage and transportation of natural gas in the United States and the marketing of natural gas in Canada. LG&E International Inc., together with nine subsidiaries operating in the United States, three operating in Argentina and two in Spain, holds LG&E Energy Corp.'s investments in the Argentine gas distribution companies and its current and former investments in foreign power generation facilities.

Louisville Gas and Electric Company has no subsidiaries.